September 29, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (413) 572-4223

Mr. Donald A. Williams
Chairman and Chief Executive Officer
New Westfield Financial, Inc.
141 Elm Street
Westfield, MA 01085

Re: New Westfield Financial, Inc.
Registration Statement on Form S-1
Filed August 31, 2006
File No. 333-137024

Dear Mr. Williams:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please review your document with the goal of deleting defined terms and culling legalisms such as pursuant to, therewith, and, without payment therefore.

2.   This transaction includes the exchange of Westfield shares for shares of New Westfield. Since the vote by the Westfield shareholders to approve the merger would appear to constitute the investment decision, please advise the staff how this registration statement complies with Rule 145.

Cover page

3.   We note you state "If you are or were a depositor of Westfield Bank: you may have priority rights to purchase shares of stock." It appears from your priority list that depositors with more than $50 deposited on March 31, 2005 *will* have priority rights to purchase stock. Please revise this and similar statements that are elsewhere in your prospectus.

4.   You represent to investors who "are currently stockholders of Westfield Financial" that their ownership interest will remain equivalent to their current ownership and yet you also state that they may have the opportunity to purchase additional shares. Please revise to clarify that shareholders will retain their current ownership percentage in the exchange, but if they purchase additional shares, they will increase their percentage of ownership.

Summary, page 5

5.   In the summary, include historical stock price information for other second step issuers.

6.   Reference is made to the subsection, "Reasons For The Conversion And Stock Offering" on page 9. In this section, or another appropriate section discuss if the company's plans have been limited by a lack of capital. If they have not, please discuss why you are having the offering at this time. We also note that one of the bullet points lists as a reason for the conversion is so that you can continue dividend and repurchases programs. Please advise whether these programs were in danger of ending because of lack of capital and how this can be a reason when you will be issuing additional shares and be paying substantially more in dividends.

Summary – The Companies – Westfield Financial, page 6
Share Exchange Ratio for Current Stockholders, page 121

7.   Please revise the disclosure to state that at the close of business on June 30, 2006, Westfield Financial had 10,580,000 shares issued and 9,727,012 shares outstanding.

How we Intend to Use The Proceeds…page 14

8.   Disclose any plans to open or acquire additional branch offices. If you have none, please disclose.

Benefits to Management and Potential Dilution to Stockholders Resulting From the Offering Table, page 17

9.   Please expand the headnote to state that the amounts in the table represent the amount of potential dilution due to existing and new employee stock ownership plans after the stock offering if all ESOP shares are allocated, RRP shares are awarded and options are exercised.

10.   Please state that although the company's ESOP will purchase up to 8% of the shares sold, either in the offering or through after-market purchases following the offering the table assumes that ESOP share purchases are based on the amount of the ESOP loan reflected at the various amounts of shares sold in the offering.

11.   Tell us how you determined the estimated value of stock options granted under the 2002 Stock Option Plan as $5,733,389 which would be based on only 1,462,600 shares.

12.   Please revise the line item titled New Stock Options Under The 2006 Stock Option Plan to refer to 2007.

We Intend To Distribute the Net Proceeds…page 28

13.   Your disclosure treats the proceeds from this offering that will be invested in Westfield Bank as an investment in a separate unaffiliated entity of which you have no control or knowledge. Revise the disclosure to include funds that will be invested in the bank. You may do that, preferably as a consolidated entity that displays how you will use all the funds in one table, or in a separate table for the bank.

14.   Please state that although the company's ESOP will purchase up to 8% of the shares sold, either in the offering or through after-market purchases following the offering the table assumes that ESOP share purchases are based on the amount of the ESOP loan reflected at the various amounts of shares sold in the offering.

How We May Use The Proceeds We Retain…page 28

15.   The first bullet point says that the stock offering will allow you to increase liquidity of the common stock. While we concur that there will be additional liquidity as a result of this offering, we do not see the dynamics as you do. We see increased liquidity as a result of market forces, for which you have no or little control, and we therefore question your wording in the prospectus that you have the power to allow it or, presumably, not.

16.   Discuss any plans to open or acquire additional branch offices. If you have none, please so disclose.

Market For the Common Stock, page 30

17.   Revise the last paragraph so that it is in clear understandable English and move it above the table. In this revised paragraph, clearly explain that the prices displayed represent shares that will be exchanged for somewhere between 2.27 to 3.08 shares in this offering.

Bank Regulatory Capital Compliance, page 32

18.   Please provide the staff with a supplemental schedule to indicate how you have reduced pro forma regulatory capital by the amount to be acquired by the 2007 RRP.

Holding Company Capitalization, page 33

19.   Please state that although the company's ESOP will purchase up to 8% of the shares sold, either in the offering or through after-market purchases following the offering the table assumes that ESOP share purchases are based on the amount of the ESOP loan reflected at the various amounts of shares sold in the offering.

20.   Please revise notes 6 & 7 to the tabular presentation to state that the value of shares acquired by the ESOP/ purchased by the 2007 RRP is reflected as a reduction of stockholders' equity.

Pro Forma Data, Page 34

21.   Please expand the assumptions to state that the company expects its directors and executive officers, together with their associates to subscribe for 102,500 shares of common stock and that the ESOP will purchase up to 8% of the common stock sold, either in the offering or through after-market purchases following the offering.

22.   Please state that the table assumes that ESOP purchases are based on the amount of the ESOP loan reflected at the various amounts of shares sold in the offering.

Note 2, page 37

23.   Please expand note 2 to the table to state the assumed interest rate of the ESOP loan.

Business of Westfield Financial and Westfield Bank: Loan Approval Procedures
Commercial and Industrial Loans…,page 72

24.   Please discuss your bank's policies regarding loan to value ratios of your commercial and industrial loans, and of your commercial real estate loans if you have such policies. If you do not have such policies, please advise us supplementally. In addition, please describe the collateral securing the commercial and industrial loans, if practicable. If it is not practicable, please advise us supplementally that it is not practicable to make such a description.

25.   In the last paragraph of this section, you disclose that as of September 2001, you have used a third party mortgage company to approve and close on residential mortgage loans. Please clarify and elaborate upon this business practice. For example:

- Discuss whether or not you receive any commissions for these referrals.

- Disclose whether you have any contractual agreement with this third party. If you do, file it as an exhibit or advise us why it is not required to be filed as an exhibit.

- Clarify who owns the servicing rights to these mortgages and who does the servicing of the mortgages.

- Disclose if you retain any risk for these mortgages.

26.   The table on page 68 appears to disclose residential real estate transactions for this fiscal year. It is unclear to us how you can have originations if you use a third party. Please advise and revise.

27.   Throughout the prospectus, where you have included information regarding residential real estate loans, including tabular information, please clarify that you have discontinued your residential real estate business or include footnotes to explain the disclosure.

Future Employment Agreements, page 105

28.   In the last paragraph, please disclose the dollar amount that would have been paid, assuming that they had been triggered as of a recent date, including any 280G gross up payments that would have been paid to the named officers.

Benefit Restoration Plan, page 109

29.   Please disclose which named executives qualify for this plan and the value of the plan to them. If no named executive qualifies for the plan, please disclose that.

Deferred Compensation Agreement, page 109

30.   Please revise the explanation of the deferred compensation agreement with Mr. Williams
        to make the mechanics of the plan easier to understand. In addition, please disclose when
        Mr. Williams can retire and what he would be paid given his current salary. In the last
        sentence, disclose what the current payment would be.

Beneficial Ownership of Common Stock, page 115

31.   Please make sure this table is complete with your next amendment.

Approval Required, page 120

32.   We note that Westfield Financial will be voting on this transaction. Please advise
        whether or not preliminary proxy material will be filed with this Commission, and if not,
        why not.

Where You Can Find Additional Information, page 146

33.   Delete the qualification in the second paragraph. The proxy must contain a description
        that explains all the material features of such exhibits.

Report of Independent Registered Public Accounting Firm, page F-2

34.   Please file your auditors' report dated March 10, 2006 in which they expressed an
        unqualified opinion on management's assessment of the effectiveness of Westfield
        Financial, Inc., internal control over financial reporting and an unqualified opinion on the
        effectiveness of Westfield Financial, Inc.'s control over financial reporting. Also,
        provide a currently dated consent of the independent registered public accountants that
        refers to this report.

Financial Statements

New Westfield Financial, Inc.

35.   We note the disclosure appearing on page 85 regarding the business of New Westfield
        Financial, Inc. Please provide a statement to address why the financial statements of the
        registrant are not presented.

Index to Exhibits, page II-3

36.   Please include the disclosures required by Item 12 of Form S-1 when incorporating by
        reference.
37.   In accordance with Section 411(c) of Regulation C, please confirm that all items
        incorporated by reference have not been modified since their original filing.

Exhibit 5.1; Legality Opinion

38.   Please clarify the documents to which you refer in the last sentence of the second paragraph of your opinion; it is not clear what documents signed by other parties would be relevant to your opinion as to legality. Please advise.

39.   In the first paragraph on the second page of your opinion, please revise to clarify that you are opining to the laws of the state of Massachusetts.

40.   Please revise the penultimate paragraph of your opinion. You can limit your opinion as to scope but not as to who may rely upon it.

Exhibit 99.2

41.   We have not reviewed or have in our possession exhibit 99.2. If it has been filed, please advise when it was filed and with whom. If it has not been filed, please file it as quickly as possible. Upon our review of that document, we may have additional comments.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christina Harley at (202) 551-3695 or Donald A. Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Richard A. Schaeberg
        Thacher Proffitt & Wood LLP
        1700 Pennsylvania Avenue, NW
        Suite 800
        Washington, DC 20006